Santiago de Chile, September 25, 2013

Shareholders of

Banco Santander-Chile

Hand delivered

To the Shareholders:

In my capacity as Chairman of the Board of Banco Santander-Chile, I hereby present my opinion on the proposed purchase of our affiliate Santander Asset Management, S.A., Administradora General de Fondos (“SAM”) by a holding company created by Banco Santander, S.A. of Spain, and the parallel signing of a fund distribution agreement with Banco Santander-Chile. Grupo Santander international will own 50% of the holding company created for this transaction, and the specialized capital funds Warburg Pincus and General Atlantic will own the other 50%. This holding company will also own other fund managers that Grupo Santander international has in countries around the world, which will position SAM as a fund supplier that combines investing talent with a global vision.

This transaction and its preliminary aspects were analyzed in the Board of Directors’ meeting in January 2013, and by Bank management and then by the Directors’ and Audit Committee. During this period, the initial proposal has been adjusted and improved, until we arrived at the transaction proposed during yesterday’s Board meeting on Tuesday, September 24.

To arrive at an opinion on this transaction, I have taken into account the presentation by the Bank’s Management in yesterday’s Board Meeting, which was supportive of the proposal; the report by the Directors’ and Audit Committee to the Board, also presented in yesterday’s meeting, in which they expressed their unanimous opinion that the proposal was beneficial to the corporation’s interests, and is in keeping with market conditions and fair values; the opinion of the Independent Evaluator, Ernst & Young, dated September 16, 2013, commissioned by the Board of Directors of Banco Santander-Chile; and the report by the Independent Evaluator Claro y Asociados, commissioned by the Directors’ and Audit Committee, also dated September 16, 2013.

My opinion is being given in my capacity as Chairman of the Board of Banco Santander-Chile, having been elected by the parent company, Grupo Santander international. I am also Chairman of the Board of Santander Chile Holding, S.A., President of the University Committee, and a minority shareholder of Banco Santander S.A., Spain and Banco Santander-Chile. Aside from these, I have no relationship with the international funds Warburg Pincus and General Atlantic, or any direct personal interest in this transaction.

In my opinion, the purchase offer of CLP 130 billion, which after capital deductions, dividend payments, etc., would generate a profit of around CLP 77 billion, would be beneficial for the corporation and for its shareholders, as well as the clients of the Bank, for the following reasons:

1.	It is an attractive offer because it would enable Banco Santander-Chile to focus on its competitive advantages, relating to the distribution of sale and products, rather than on the production and design of investment products, which are not its specialty. These latter tasks could then be left in the hands of a specialist. The Bank would maintain its relationship with its clients, and would be compensated for these activities through a fund distribution agreement signed in parallel between Banco Santander-Chile and SAM.

2.	The offer price is consistent with market conditions and fair values, according to the appraisals carried out by Ernst & Young and Claro y Asociados, using different appraisal methodologies. It serves the interests of all the shareholders, because the Bank would receive a profit of around USD150 million, which it could invest in products with greater potential, and where the Bank has competitive advantages. We would be realizing this gain, which could diminish in the future given the general declining market share of this business within Banco Santander-Chile, both in terms of its investment and in terms of its revenues. The business may also be affected by future industry regulations (industry risk) as accurately pointed out in the report from Claro y Asociados.

3.	This transaction is also in the best interests of our clients, because it would enable the Bank to offer them a wider, more diverse and higher-quality array of products, as a result of having gained global scale and access to specialized international fund managers. Although one can acquire funds anywhere in the world, there is always an advantage in doing so with a firm with which one has a strategic alliance, and with which one is familiar. I also believe the initial offering was improved by the fact that if the Holding company cannot supply the products required by Banco Santander-Chile, the Bank can acquire them from other sources.

4.	The positive recommendations of the Bank’s management, Directors’ and Audit Committees and two Independent Evaluators, on the conclusions of which I have no observations.

Finally, and with due regard to the foregoing, this transaction must be submitted on a timely basis for the consideration of an Extraordinary Meeting of the Shareholders of Banco Santander-Chile, and we must ensure that the contracts signed to formalize it take into account the various aspects negotiated by management, so that the Bank’s interests are appropriately protected.

With sincere regards,

/s/ Mauricio Larraín Garcés

Mauricio Larraín Garcés
Chairman of the Board
Banco Santander-Chile

2

Santiago de Chile, September 25, 2013

Shareholders of

Banco Santander-Chile

Hand delivered

In Re.: Statement regarding related party transaction and reports of the independent evaluators.

To the Shareholders:

In reference to the transaction involving (a) (i) the sale of Santander Asset Management S.A. Administradora General de Fondos (“SAM Chile”), currently an affiliate of Banco Santander-Chile (“Santander-Chile”) to a company owned by Grupo Santander (currently fully owned, with plans to transfer a 50% stake to the investment funds Warburg Pincus and General Atlantic); and (ii) the signing of a fund distribution/share placement agreement between Santander-Chile and SAM-Chile (together the “Transaction”); and (b) the respective reports issued by Ernest & Young (“E&Y”) and Claro y Asociados (“Claro”), acting as independent evaluators pursuant to Article 147 no. 5 of the Law on Limited-Liability Corporations (hereinafter, the “Reports”).

In my capacity as director of Santander-Chile, and in accordance with Article 147, Nos. 5 and 6 of the Law on Limited-Liability Corporations, I am making the following statement regarding the Transaction and the Reports.

I.	Relation to the counterparty to or interests in the transaction.

I was elected director at the proposal of the controlling shareholder of Santander-Chile. I am not a shareholder of Santander Chile, or of its parent company, and apart from the foregoing, I have no other relationship to the counterparties or interests in the transaction.

II.	Suitability of the transaction for the corporation’s interests.

With regard to the sale of the affiliate Santander Asset Management Chile, I declare the following:

I am currently Vice Chairman of the Board of the Bank in Chile, and was elected with the votes of Banco Santander Spain.

I have no direct interest in the proposed transaction, nor do I own shares in Banco Santander Chile.

The proposed transaction has been clearly explained to me on a number of occasions and I declare that I am duly informed of it.

I wish to express my opinion that the proposed sale of the affiliate is positive for the Bank and also for its clients, for the reasons detailed below:

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The opinion of the independent consultants is favorable and they believe the price to be fair.

The opinion of the Directors’ Committee is that the proposed transaction is in the interests of the corporation and is consistent with market conditions and fair values.

The opinion of the Bank’s management is positive, and it recommends acceptance of the proposal. It concludes that the variety of financial products available through the international parent company will benefit our clients and improve their satisfaction levels.

The transaction also generates an interesting profit for the Bank.

The Bank will heretofore be able to dedicate itself to the area in which it has competitive advantages, which is the distribution business, and its continuing relationship with its clients.

In a globalized world, where investments are not limited by geographic borders, it is fundamental to have partners who can contribute a high level of expertise and generate added value in managing investments with a global macroeconomic and market vision, as is the case with our future partners.

I believe the suggested business plan is very good: demanding but attainable.

I find the compensation proposed for the Bank to be interesting and fair.

The minimum profitability required of our future partners guarantees strong performance against the competition.

I have absolutely no doubt that we will be able to generate an improvement in the quality and variety of products we will be offering to our clients.

Based on all these arguments, I recommend the transaction.

III.	Corrections or objections by the Directors’ Committee.

The Transaction was reviewed by the Directors’ Committee, which unanimously voted its approval.

IV.	Conclusions of the independent evaluators.

Finally, with regard to the reports, based on the background information E&Y and Claro examined, the assumptions used, and the methodology applied, I have no further observations on their conclusions.

/s/ OSCAR VON CHRISMAR CARVAJAL

OSCAR VON CHRISMAR CARVAJAL

Vice Chairman

Banco Santander Chile

4

Santiago de Chile, September 25, 2013

Shareholders of

Banco Santander-Chile

Hand delivered

In Re.: Statement regarding related party transaction and reports of the independent evaluators.

To the Shareholders:

In reference to the transaction involving (a) (i) the sale of Santander Asset Management S.A. Administradora General de Fondos (“SAM Chile”), currently an affiliate of Banco Santander-Chile (“Santander-Chile”) to a company owned by Grupo Santander (currently fully owned, with plans to transfer a 50% stake to the investment funds Warburg Pincus and General Atlantic); and (ii) the signing of a fund distribution/share placement agreement between Santander-Chile and SAM-Chile (together the “Transaction”); and (b) the respective reports issued by Ernest & Young (“E&Y”) and Claro y Asociados (“Claro”), acting as independent evaluators pursuant to Article 147 no. 5 of the Law on Limited-Liability Corporations (hereinafter, the “Reports”).

In my capacity as director of Santander-Chile, and in accordance with Article 147, Nos. 5 and 6 of the Law on Limited-Liability Corporations, I am making the following statement regarding the Transaction and the Reports.

I.	Relation to the counterparty to or interests in the transaction.

I was elected director at the proposal of BS, the controlling shareholder of Santander-Chile. I am also currently Director of the financial companies of BS in Peru, Puerto Rico and Panama. I am not a shareholder of Santander-Chile. I am a nominal shareholder of BS. Apart from the foregoing, I have no other relationship to the counterparties or interests in the transaction.

II.	Background.

In order to pursue asset management with a more global vision, BS decided to restructure its asset management activities, creating SAM Investment Holdings Limited (“SAM”). To concentrate all of its Asset Management holdings into this vehicle, BS intends to acquire, through SAM, the firms the group has established in various countries.

BS is currently the sole owner of the shares of SAM, and is in the process of incorporating two important US shareholders, Warburg Pincus and General Atlantic, which have pledged to acquire 50% of SAM, as soon as SAM completes its purchase of the aforementioned asset management firms.

BS is majority shareholder of Santander-Chile, which is in turn the sole owner of the shares of SAM-Chile (except for a nominal share). As part of its global strategy, SAM has made an offer to Santander-Chile to acquire 100% of the shares of SAM-Chile and to sign a distribution agreement between Santander-Chile and SAM-Chile to distribute the products of SAM-Chile through Santander-Chile’s network.

5

The salient terms of SAM’s proposal can be summed up as follows:

- A price of CLP 130 billion for 100% of the shares of SAM-Chile. This price includes the highest possible dividend that SAM Chile may pay Santander-Chile before the close of the transaction, leaving SAM Chile with a maximum equity equivalent to 0.19% of the assets under management. The profit generated between February 28, 2013 and the closing date pertains to Santander-Chile and is not subtracted from the price. Additionally, the agreement would stipulate that if in a term of 6 months the buyer sells some or all of the shares of SAM-Chile to a third party, it must turn over 100% of the difference to Santander-Chile; if the sale takes place between 6 and 18 months of the proposed transaction, it would share 50% of the difference.

- Santander-Chile will exclusively distribute the products of SAM-Chile for a term of 10 years, automatically renewable for an equal period, which makes a total of 20 years. This exclusivity agreement will not include the private banking services of Santander-Chile.

- Santander-Chile will be compensated for the distribution with rebates of 75% of the commissions from retail clients, and 50% of the commissions from institutional clients. To this end, a business plan has been agreed upon, as well as factors of adjustment depending on the fulfillment of that plan. The business plan establishes goals through the year 2017, and for subsequent years the assumptions are based on industry growth. The adjustment factors will act as incentives to attain or surpass the goals established in the business plan. As discussed below, Santander-Chile will not be penalized if the failure to meet the proposed goals is attributable to the performance of the products offered by SAM-Chile, or to regulatory changes that affect the business.

- If the performance of the products offered by SAM-Chile declines by 15%, or if any of the products falls below the 60th percentile among comparable funds in the market, Santander-Chile may terminate the exclusivity agreement. It may also terminate the exclusivity agreement if the rebate structure offered by a third party for a specific product is more favorable for Santander-Chile.

- If Santander-Chile wishes to offer its clients a product not offered by SAM-Chile, it may negotiate the development of this new product with SAM-Chile. If SAM-Chile is unable to offer the product, Santander-Chile may offer funds or alternatives of third parties.

- Once the term of the contract has expired, SAM-Chile will continue to pay distribution commissions to Santander-Chile for funds invested by its clients during the life of the contract, and which remain invested after the term expires.

- Since the current operations of SAM-Chile are closely related to those of Santander-Chile, the creation of an autonomous, independent vehicle will require a transition period, estimated at between 12 and 18 months, during which time Santander-Chile and SAM-Chile will supply services that ensure the continuity of the business.

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- Furthermore, because this agreement takes place within a global transaction, its closure is subject to the necessary regulatory and corporate board authorizations in various countries included in the global transaction.

III.	Suitability of the transaction for the corporation’s interests.

In my opinion, the transaction is in the interests of the corporation, on the understanding that the necessary precautions will be taken to ensure that the negotiated terms and conditions appropriately reflect and contribute to the interests of Santander-Chile in the agreements that are signed.

My opinion is sustained by the following arguments:

-Value for shareholders

In an increasingly competitive and globalized world, Santander-Chile must be able to offer its clients high quality investment products and at the same time a wide range of products in order to satisfy demands that vary in terms of instruments and risk tolerance; and it will become increasingly necessary to offer access to investment in foreign instruments. I believe it would be extremely difficult to try to attain these objectives independently and still keep costs at an appropriate level.

The prime strength of Santander-Chile is not its capacity to design and develop investment products, but rather its relationship with the broad universe of clients and its considerable distribution capacity in Chile. For this reason, I believe it is more valuable to our shareholders that Santander-Chile be able to offer a varied range of high quality products to its clients, developed by an international firm that specializes in the design of investment products.

As of March 31, 2013, SAM managed EUR152 billion (USD200 billion) across a broad geographic base that currently includes the United Kingdom, Spain and Portugal, Luxembourg, Brazil, Mexico, Chile and other Latin American countries. Focusing on the design of investment products from a global perspective and maintaining a presence in multiple markets will enable SAM to develop varied products with high quality and added value. In addition, its size enables it to participate in high-volume markets, which undoubtedly has tremendous advantages. Furthermore, the participation of the firms Warburg Pincus and General Atlantic in SAM’s equity will be tremendously helpful for its coverage of the United States, which I consider to be the largest most developed market today. These two firms’ investment in SAM is a reflection of their confidence in the business and in SAM’s future.

SAM-Chile has lost some of its market share in recent years, which I believe to some extent reflects the limitations it faces in terms of its product offering. I believe accepting this proposal will generate more profits for Santander-Chile, taking advantage of its extensive distribution capacity with a wide range of products and quality. The business plan is rather ambitious, but Santander-Chile’s management believes the targeted level of commissions is attainable considering the quality of the products it plans to be able to offer.

7

Finally, I would like to point out that the capacity to offer a wide range of high-quality products to clients is beneficial, in my opinion, to the global business relationship Santander-Chile has with its clients.

- Price and conditions of the distribution agreement

I find the price offered to be reasonable, equivalent to approximately 7.5 times the book value of the firm and 4.1% of the assets under management, and it generates an estimated profit of more than CLP 70 billion for Santander-Chile. I also find the distribution agreement reasonable, and consistent with current market conditions. Note that the distribution agreement has been modified considerably from the original proposal, and the changes result in better conditions for Santander-Chile and are more congruent with local conditions. To negotiate the agreement we relied on the consultancy of local legal counsel independent of BS.

Implementing the new business model will entail expenses and investments that Santander-Chile management estimates at around CLP 3 billion. This represents approximately 4% of the profit generated.

Because this is a related party transaction, the opinion of independent experts is indispensable. With this in mind, the Board decided to commission E&Y to provide its opinion, and to ensure maximum transparency, the Directors’ Committee decided to commission an additional parallel study, in this case from Claro.

These independent experts analyzed the offer received, and particularly the price offered and the conditions of the distribution contract. Both E&Y and Claro reached the conclusion that the price offered and the conditions of the agreement are reasonable, and reflect prevailing market conditions.

IV.	Corrections or objections by the Directors’ Committee.

The Transaction was reviewed by the Directors’ Committee, which unanimously voted its approval.

V.	Conclusions of the independent evaluators.

Finally, with regard to the Reports by the Independent Evaluators E&Y and Claro, based on the background information they examined, the assumptions used, and the methodology applied, I have no further observations on their conclusions.

Very sincerely yours,

/s/ Victor M Arbulu Crousillat

Victor M Arbulu Crousillat

Director and Member of the Directors’ Committee

Banco Santander-Chile

8

Santiago de Chile, September 25, 2013

Shareholders of

Banco Santander-Chile

Hand delivered

In Re.: Statement regarding related party transaction and reports of the independent evaluators.

To the Shareholders:

In reference to the transaction involving (a) (i) the sale of Santander Asset Management S.A. Administradora General de Fondos (“SAM Chile”), currently an affiliate of Banco Santander-Chile (“Santander-Chile”) to a company owned by Grupo Santander (currently fully owned, with plans to transfer a 50% stake to the investment funds Warburg Pincus and General Atlantic); and (ii) the signing of a fund distribution/share placement agreement between Santander-Chile and SAM-Chile (together the “Transaction”); and (b) the respective reports issued by Ernest & Young (“E&Y”) and Claro y Asociados (“Claro”), acting as independent evaluators pursuant to Article 147 no. 5 of the Law on Limited-Liability Corporations (hereinafter, the “Reports”).

In my capacity as director of Santander-Chile, and in accordance with Article 147, Nos. 5 and 6 of the Law on Limited-Liability Corporations, I am making the following statement regarding the Transaction and the Reports.

I.	Relation to the counterparty to or interests in the transaction.

I was elected director at the proposal of the controlling shareholder of Santander-Chile. I am not a shareholder of Santander-Chile or its parent company, and apart from the foregoing, I have no other relationship to the counterparties or interests in the transaction.

II.	Suitability of the transaction for the corporation’s interests.

In my opinion, the proposed transaction is in the interests of the corporation not only because of the price offered, but because it will also contribute two additional benefits: First, it will enable us to concentrate on using our distribution channels, an aspect in which we have superior expertise. Second, we will be able to offer our clients a very broad and efficient range of Investment Funds produced by world-renowned firms specializing in the creation and distribution of such Funds.

III.	Corrections or objections by the Directors’ Committee.

The Transaction was reviewed by the Directors’ Committee, which unanimously voted its approval.

9

In general, I have no corrections or objections to the report prepared by the Directors’ Committee. I would only take the liberty of adding that it is important we have precise information on the respective sale and distribution contracts far enough in advance, in order to ensure that they incorporate all the clauses and conditions of which we are currently aware.

IV.	Conclusions of the independent evaluators.

Finally, with regard to the reports, based on the background information E&Y and Claro examined, the assumptions used, and the methodology applied, I have no further observations on their conclusions.

Sincerely yours,

/s/ Marco Colodro H.

Marco Colodro H.
Director
Banco Santander-Chile

10

Santiago de Chile, September 25, 2013

Shareholders of

Banco Santander-Chile

Hand delivered

In Re.: Statement regarding related party transaction and reports of the independent evaluators.

To the Shareholders:

In reference to the transaction involving (a) (i) the sale of Santander Asset Management S.A. Administradora General de Fondos (“SAM Chile”), currently an affiliate of Banco Santander-Chile (“Santander-Chile”) to a company owned by Grupo Santander (currently fully owned, with plans to transfer a 50% stake to the investment funds Warburg Pincus and General Atlantic); and (ii) the signing of a fund distribution/share placement agreement between Santander-Chile and SAM-Chile (together the “Transaction”); and (b) the respective reports issued by Ernest & Young (“E&Y”) and Claro y Asociados (“Claro”), acting as independent evaluators pursuant to Article 147 no. 5 of the Law on Limited-Liability Corporations (hereinafter, the “Reports”).

In my capacity as director of Santander-Chile, and in accordance with Article 147, Nos. 5 and 6 of the Law on Limited-Liability Corporations, I am making the following statement regarding the Transaction and the Reports.

I.	Relation to the counterparty to or interests in the transaction.

I was elected director at the proposal of the controlling shareholder of Santander-Chile. I am also a director of Banco Santander S.A. (Spain) and Grupo Santander Mexico, at the proposal of the controlling shareholder of both institutions. I am not a shareholder of Santander-Chile, but through a corporation I control, I am a shareholder, with a nominal share, or its parent company, and apart from the foregoing, I have no other relationship to the counterparties or interests in the transaction.

II.	Suitability of the transaction for the corporation.

In my opinion, the abovementioned transaction is in the interests of Santander Chile for a series of reasons. First, it gives Banco Santander-Chile the opportunity to extend and enrich the range of funds it can offer its clients. This extended array of funds can only be developed with sufficient scale and the participation of renowned professional investors, such as what may be obtained from consolidating fund production activities under one overall administrator. Second, it enables Banco Santander-Chile to concentrate on the fund distribution/share placement business, which is where it has competitive advantages based on its size in the local market, the wide and varied range of clients it serves, and the close, collaborative relationship between the fund business and the bank’s distribution networks. Additionally, this fund distribution/share placement business will benefit Santander-Chile by enabling it to offer a wider range of high value-added, higher-quality products that are better aligned with the interests of its clients. Third, in today’s increasingly globalized world, it will enable Santander-Chile to increase the diversification of the funds it offers, particularly as regards developed economy funds. Fourth, the business is of secondary value to the Bank, and in recent years it has even been losing market share. This trend may be reversed through this transaction because of the opportunity it creates to boost revenues from the sale of fund shares by offering a wider, more competitive and more attractive range of product for our broad client base.

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Based on my reading and evaluation of the reports presented by the independent evaluators E&Y and Claro, I concur that the value offered corresponds to market conditions and fair values.

III.	Corrections and objections by the Directors’ Committee.

The Transaction was reviewed by the Directors’ Committee and approved by a unanimous vote of its members. I will further state that my concern that, as suggested in Claro’s evaluation, the final contracts incorporate the elements included in the complementary offering received by Santander Chile on July 24 of this year.

IV.	Conclusions of the independent evaluators.

Finally, with regard to the reports, based on the background information E&Y and Claro examined, the assumptions used, and the methodology applied, I have no further observations on their conclusions. Specifically, both reports arrived at very similar appraisals using alternative valuation methods for this type of transaction. Claro used the Discounted Cash Flow valuation method with a residual or end value of the contract—taking into account both the total sale of SAM and a sale price of CLP 130 billion plus a fund share distribution agreement under the conditions of the offer. As this study also points out, this activity also entails a regulatory risk that could affect its profitability if it were to remain in the hands of Santander-Chile. The E&Y report uses both a market approach and the discounted cash flow approach, and arrived at a similar value. With both methods, this evaluation arrives at values similar to those of the Claro study. Based the values obtained in the aforementioned study, E&Y concludes that “the transaction can be considered to have been conducted at market prices, and therefore to have a neutral economic effect for shareholders of Banco Santander Chile” (page 26 of that report).

Sincerely,

/s/ Vittorio Corbo

Vittorio Corbo
Director
Banco Santander-Chile

12

Santiago de Chile, September 25, 2013

Shareholders of

Banco Santander-Chile

Hand delivered

In Re.: Statement regarding related party transaction and reports of the independent evaluators.

To the Shareholders:

In reference to the transaction involving (a) (i) the sale of Santander Asset Management S.A. Administradora General de Fondos (“SAM Chile”), currently an affiliate of Banco Santander-Chile (“Santander-Chile”) to a company owned by Grupo Santander (currently fully owned, with plans to transfer a 50% stake to the investment funds Warburg Pincus and General Atlantic); and (ii) the signing of a fund distribution/share placement agreement between Santander-Chile and SAM-Chile (together the “Transaction”); and (b) the respective reports issued by Ernest & Young (“E&Y”) and Claro y Asociados (“Claro”), acting as independent evaluators pursuant to Article 147 no. 5 of the Law on Limited-Liability Corporations (hereinafter, the “Reports”).

In my capacity as director of Santander-Chile, and in accordance with Article 147, Nos. 5 and 6 of the Law on Limited-Liability Corporations, I am making the following statement regarding the Transaction and the Reports.

I.	Relation to the counterparty to or interests in the transaction.

I hereby certify that I was elected director at the proposal of the controlling shareholder of Santander-Chile, and I am an advisory member of the Santander Asset Management Investment Committee. I am not a shareholder of Santander-Chile or its parent company. Apart from the foregoing, I have no other relationship to the counterparties or interests in the transaction.

II.	Suitability of the transaction for the corporation.

I have read the reports of Management and of the independent evaluators, and, in my opinion, the transaction is in the interests of the corporation. This is assuming the inseparable combination of the sale of Santander Asset Management and the signing of the above-mentioned Distribution Agreement.

As we may infer from the reports considered, the combination of the Sale and the Agreement is of greater value than what Santander Asset Management currently represents for Banco Santander-Chile, generating a net profit for shareholders. Furthermore, by turning over the production of investment funds to another company, made up of specialized international firms, it is generating growth potential and substantial additional benefits in the future.

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III.	Corrections and objections by the Directors’ Committee.

The Transaction was reviewed by the Directors’ Committee and approved by a unanimous vote of its members. In my opinion, however, although the price of the transaction and the general terms of the Distribution Contract are favorable to the shareholders of Banco Santander-Chile, there remain pending details in that Agreement, the text of which has not been formally drafted. I wish to have it on record that my favorable opinion of the transaction is subject to the condition that the definitive text of the agreement coincides with the reference terms we have before us at present.

IV.	Conclusions of the independent evaluators.

Finally, with regard to the reports, based on the background information E&Y and Claro examined, the assumptions used, and the methodology applied, I have no further observations on their conclusions. I wish to have it on record that the Claro report in particular makes explicit mention of the importance of viewing the final draft of the Distribution Agreement in order to issue a definitive opinion, a circumstance also reflected in the report by the Directors’ Committee.

Sincerely,

/s/ Roberto Méndez Torres

Roberto Méndez Torres
Director
Banco Santander-Chile

14

Santiago de Chile, September 25, 2013

Shareholders of

Banco Santander-Chile

Hand delivered

To the Shareholders:

Pursuant to Article 147 of Law 18.046 regarding limited liability corporations, I hereby present my opinion on the offer made by Banco Santander, S.A. Spain (“BSE”) involving: (i) the acquisition of 100% of the shares of Santander asset Management, S.A. Administradora General de Fondos (“SAM”) from Banco Santander-Chile (“ BSC”) for a price of CLP 130 billion, and (ii) the parallel signing of a fund distribution agreement between BSC and SAM. All of the above in the context of BSE’s creation of a holding company that will be 50% owned by Warburg Pincus and General Atlantic, which will in turn own SAM and various other Grupo Santander fund managers in various countries.

I hereby certify that in my capacity as member of the Directors’ and Audit Committee of BSC, I helped draft the report dated September 23 by that Committee, which offered a favorable opinion on the proposed transaction. This report is available to shareholders on the BSC website.

I declare that I have been a Director of BSC since the year 2002, and was reelected to the position in Ordinary Shareholder’s Meetings in the years 2005, 2008 and 2011, with the favorable vote of the controlling shareholder, BSE, and that those votes were a determining factor in my election as director. Before that, and since the year 1987, I was director of Banco Santiago, today part of BSC. I also state that I am a shareholder of BSC, holding nonmaterial amounts of stock and that, apart from the aforementioned, I have no other relationship with the counterpart or interest in the transaction.

Background

The related party transaction in question was proposed by BSE to BSC in a letter dated May 17, 2013, complimented by a letter dated July 24, 2013.

The latter letter contained modifications to the initial proposal, resulting from the negotiations carried out by the management of BSC, and therefore improved the terms and conditions of the offer for BSC.

For the purpose of preparing the report dated September 23, the Directors’ and Audit Committee took into account the following background information:

-	The presentation by BSC management on the proposed transaction, given by its General Manager, Claudio Melandri Hinojosa and its Investment Manager, Luis Araya Martínez, along with the document entitled “Tender Offer: Santander Asset

15

Management, Santiago, September 2013,” a presentation that took place during the Committee Meeting on September 23, 2013.

-	The report by the Independent Evaluator Claro y Asociados (“C y A”) dated September 16, 2013.

-	The report by the Independent Evaluator Ernest & Young (“E & Y”) dated September 16, 2013.

The presentation by BSC management identified positive elements for the transaction, and unhesitatingly pronounced its favorable opinion on it.

As regards the economic evaluation of the proposed transaction, the report by “C y A” states that the transaction as a whole (stock sale and distribution contract) is in a fair value range.

E & Y, for its part, concluded that the proposed transaction was consistent with market prices.

Both reports, as well as the presentation by management, contained additional considerations on the terms and conditions of the proposed transaction.

From an examination of the above-mentioned background information, the Committee concluded that:

1.          The proposed transaction contributes to the interests of the corporation, because it:

-	Generates an immediate profit for BSC amounting to CLP 77 billion, which is the difference between the book value of SAM shares and the offer price of CLP 130 billion.

-	Because BSE is bringing in two renowned investment firms, Warburg Pincus and General Atlantic, to its global fund management business, we can reasonably expect an increase in the quantity and quality of the products to be distributed by BSC.

-	One effect of the proposed transaction will be that it will permit BSC to truly focus on its fund marketing effort, which is the activity in which BSC perceives it has the greatest strength.

-	This should translate into higher profits for BSC.

2.          The offer price of CLP 130 billion is within the range established by the independent evaluators as a fair price consistent with market levels.

Furthermore, I, the undersigned, assume all of the considerations, opinions and conclusions contained in the report by the Directors’ and Audit Committee, dated September 23 and mentioned above. I have no further observations to the conclusions of the independent evaluators.

Finally, in my opinion, the proposed transaction requires that, prior to its formalization, it be approved in an Extraordinary Shareholders’ meeting.

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Warmest regards,

/s/ Carlos Olivos Marchant

Carlos Olivos Marchant

Principal Director

Banco Santander-Chile

17

Santiago de Chile, September 25, 2013

In Re.: Statement about the Tender Offer for Santander Asset Management

Shareholders of

Banco Santander-Chile

Hand delivered

To the Shareholders,

In accordance with Article 147, Nos. 5 and 6 of the Law on Limited-Liability Corporations, I am making the following statement regarding the tender offer by Santander Asset Management (SAM Spain) to acquire Santander Asset Management Chile (SAM Chile).

First, I declare that, as a Director of Banco Santander Chile, elected at the proposal of the controlling shareholder of Santander-Chile, I am not a shareholder of Banco Santander, in Chile or in Spain, and I have no personal interest whatsoever in the outcome of this transaction.

With regard to this tender offer for SAM Chile, as part of a global transaction which includes SAM’s acquisition of all the fund managers of Grupo Santander, I express my favorable opinion of the transaction, which I have based on the following reasoning.

To the best of my knowledge, the Board of Directors of Banco Santander Chile has been rigorous in compiling, analyzing and evaluating all the available information regarding this business, to which end, among other diligences, it has commissioned the advice of two independent experts, one of which was appointed by the Bank’s Director and the other by the Directors’ and Audit Committee. It has also been painstaking about the discussion if the clauses involved, making observations, remarks and clarifications pertinent to the offering, which were compiled in the document “Clarifications to the Tender Letter” dated July 24 of this year. I can therefore affirm that the Board has been diligent at all times in ensuring that the clauses of the agreement are beneficial to the corporation as a whole and not just the controlling shareholders, thus protecting the interests of the minority shareholders. The Directors’ and Audit Committee, for its part, based on a rigorous study of the terms of this transaction, unanimously recommended acceptance of the terms offered.

Because this is a related party transaction, a fundamental concern of the Board has been to establish that the purchase price offered for SAM is effectively consistent with reasonable market ranges. According to the specialized opinion of both experts consulted by the Board, this condition has been satisfactorily met. It is important to stress that fact that this company is protected in the event that the buyer decides to sell the fund manager to another party. In effect, the agreement establishes that, if the buyer sells all or some of the SAM Chile shares to another party at a price higher than that established in this purchase-sale agreement, the buyer must turn over to Banco Santander Chile 100% of the price difference; and if the transaction takes place between 6 and 18 months after this transaction, the difference will be shared equally by the two firms.

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As an additional argument for sustaining that the sale price is far, it should be noted that the appraisal of the Chilean firm, measured in terms of the value of its assets under management (AUM) is well above the valuation assigned to the rest of the markets, because in global terms, the P/AUM ratio is 1.1%, while in Chile it is 4.1%.

Furthermore, the distribution agreement included in the transaction constitutes, in my opinion, an advantage for Santander Chile. Effectively, the agreement provides for a 20-year exclusivity period for Banco Santander Chile (10 years initially and two successive renewals of 5 years each) to distribute SAM’s investment funds, with payments as sole placement agents and on equitable bases. In effect, the rebates offered, which are subject to an ambitious but feasible business plan, are also satisfactory, in the opinion of the experts. Moreover, this guarantees that Banco Santander maintains control of the relationship with its clients, which will enable it to select and evaluate the products offered that best suit the local market.

This business will also enable Banco Santander Chile to optimize its comparative advantages, which have to do more with the distribution of investment products than their creation. All the evidence indicates that we can expect a higher quality and greater variety of products available for the bank’s clients, better fund performance, and an optimum use of the advantages of innovation in a globalized world. The Bank, for its part, can take better advantage of its management capacities in fund placement. Overall, we believe that this transaction will enable us to offer a more profitable, higher value-added mix of products to our clients. Finally, because the global offer will incorporate Warburg Pincus and General Atlantic as 50% strategic partners in the equity of SAM, this should allow for a broader coverage of the United States market.

The Board Directors has taken precautions to fully guarantee business continuity during the transition period and has committed to an exhaustive review of the final contracts in order to assume due compliance with all of the clauses agreed upon.

For all the above reasons, I reiterate my approval of the sale of SAM Chile to SAM, under the agreed-upon terms.

Sincerely,

/s/ Lucia Santa Cruz

Lucia Santa Cruz

Director, Banco Santander Chile

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Santiago de Chile, September 25, 2013

Shareholders of

Banco Santander-Chile

Hand delivered

In Re.: Statement regarding related party transaction and reports of the independent evaluators.

To the Shareholders:

In reference to the transaction involving (a) (i) the sale of Santander Asset Management S.A. Administradora General de Fondos (“SAM Chile”), currently an affiliate of Banco Santander-Chile (“Santander-Chile”) to a company owned by Grupo Santander (currently fully owned, with plans to transfer a 50% stake to the investment funds Warburg Pincus and General Atlantic); and (ii) the signing of a fund distribution/share placement agreement between Santander-Chile and SAM-Chile (together the “Transaction”); and (b) the respective reports issued by Ernest & Young (“E&Y”) and Claro y Asociados (“Claro”), acting as independent evaluators pursuant to Article 147 no. 5 of the Law on Limited-Liability Corporations (hereinafter, the “Reports”).

In my capacity as director of Santander-Chile, and in accordance with Article 147, Nos. 5 and 6 of the Law on Limited-Liability Corporations, I am making the following statement regarding the Transaction and the Reports.

I.	Relation to the counterparty to or interests in the transaction.

I was elected director at the proposal of the controlling shareholder of Santander-Chile. I am not a shareholder of Santander-Chile or its parent company, and apart from the foregoing, I have no other relationship to the counterparties or interests in the transaction.

BACKGROUND.

On May 17 of this year, Banco Santander Chile received an offer to acquire all of the shares it owned in Santander Asset Management Chile (hereinafter, SAM Chile).

The offer was made by Banco Santander, S.A., and is related to a global transaction in which Santander Asset Management (hereinafter, SAM), will acquire all of the assets of Grupo Santander’s fund managers. To this end, a foreign corporation will be created in which Banco Santander Spain will own 50% and Warburg Pincus and General Atlantic the other 50%.

This offer was complemented on July 24 with a document clarifying the main observations and remarks made on the original offer.

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OFFER.

The proposed transaction consists of two parts:

-	A share purchase-sale agreement

-	A distribution agreement

The agreement regarding the purchase of the shares of SAM Chile held by Banco Santander Chile stipulates a price of CLP 130 billion. The price may be paid in part by the distribution of dividends against retained earnings. The profits generated between February 28, 2013 and the date of closure of the transaction will belong to Santander Chile.

This price is subject to adjustments under certain conditions. If within the 6 months following the closure of the transaction, the buyer sells all or part of the SAM Chile shares to another party at a price higher than that of the present transaction, the buyer must turn over all of the difference to Banco Santander Chile. If the sale takes please between 6 and 18 months after the closure of the transaction, it must turn over 50% of the difference.

The distribution contract gives Banco Santander Chile the right to distribute the funds for a period of 10 years, renewable automatically every two years for a total of 20 years.

The Bank’s compensation for distribution of the funds will consist of a payment of 75% of the commissions received from SAM Chile’s retail clients and 50% of the commissions from its institutional clients. These rebate rates may be adjusted depending on the degree of fulfillment of the Business Plan.

The proposed business plan is highly challenging compared to SAM Chile’s performance in recent years, but the effect of a failure to fulfill this plan is negligible in terms of the reduction in the established rebate rates. The Business Plan assumes a growth rate of 18% a year through the year 2017; if by that time the growth rate has been only 10% a year, the Plan will have been fulfilled by 78% and the rebate would be reduced to 73%.

II.	Suitability of the transaction for the corporation’s interests

In my opinion, the transaction is in the interests of the corporation, for the reasons I will explain below:

-            The offer, which includes a share purchase-sale agreement and a fund distribution agreement, represents, as a whole, a fair value consistent with market prices;

-            The price offered for the shares implies a profit of approximately CLP 77 million for Santander Chile.

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-            By turning its attention to fund distribution, Banco Santander can focus on Santander-Chile’s greatest advantages, which are its distribution channels and branch network.

-            The transaction separates out the creation of products (funds) from their distribution, turning over the task of creating funds to firms who are experts in the field, thus enabling Santander-Chile to offer new and more sophisticated products to its clients;

-            This will encourage a closer relationship with and greater loyalty among clients of Santander-Chile;

-            The creation of this global operation should empower the Asset Management business in every region where it participates. Based on the reasons explained above, I believe the proposed transaction is in the interests of the corporation.

I should stress, however, that it is important to ensure that the final agreements (purchase and sale of shares, and distribution) faithfully reflect the terms established and negotiated by Management.

III.	Corrections or objections by the Directors’ Committee.

The transaction was reviewed by the Directors’ Committee and approved by the unanimous vote of its members.

IV.	Conclusions of the independent evaluators.

With regard to the reports, based on the background information E&Y and Claro examined, the assumptions used, and the methodology applied, I have no further observations on their conclusions.

It should be noted that both Reports coincide in their conclusion that the price offered is reasonable and within a fair range of value.

Sincerely,

/s/ Lisandro Serrano Spoerer

Lisandro Serrano Spoerer

Director

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Opinion of Director Juan Pedro Santa María Perez regarding the related party transaction between Banco Santander Chile and Banco Santander, S.A. or its affiliate, regarding Santander Asset Management S.A. Administradora General de Fondos.

To the shareholders of Banco Santander Chile:

Dear Shareholders:

In accordance with Article 147 of the Law on Limited Liability Corporations, I place at the disposal of the shareholders of Banco Santander Chile my opinion on the related party transaction I will describe below.

I hereby declare that besides being a member of the Board of Directors of this Bank, elected at the proposal of the controlling shareholder, Banco Santander S.A., hereinafter Santander Spain, I also serve as advisor, director and agent of various companies of Grupo Santander in Chile. I have no personal interest in the transaction I will describe below and which is the subject of this document.

Banco Santander Chile, hereinafter Santander Chile, received a tender offer early this year for 100% of the shares of its affiliate Santander Asset Management S.A., Administradora General de Fondos, hereinafter SAM Chile, from Santander Spain, together with a proposed long-term agreement under which Santander Chile would be the placement agent for funds produced and managed by that company. Santander Chile owns 99.631%, Santander Corredora de Seguros Ltda., its affiliate, owns 0.013% and Santander Inversiones Ltda. owns 0.0239% of the shares of SAM Chile.

The offer makes reference to the letter dated May 17, 2013, which includes a base document of proposed contractual conditions. This document was later complemented by another communication dated July 24, 2013.

These documents have been analyzed by the Board of Directors of Santander Chile, its Directors’ Committee, and the Bank’s Management.

The Board of Directors appointed an independent evaluator to examine the offer conditions, commissioning the consulting firm Ernst & Young for the task; and the Directors’ committee appointed another firm, Claro y Asociados, for the same purpose. The reports of both evaluators have been submitted to the Board and are at the disposal of shareholders in the Bank’s offices and on its webpage. For this reason, I will not refer in detail to the content of those reports but will limit myself to commenting on their conclusions.

The Board of Directors has also received a presentation by the Management of Santander Chile regarding the offer, its conditions, and the effects it would have if accepted. This is an important element in the opinion I am providing.

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I would like to state that during the months in which this offer has been studied, and as delegate of the Board of Directors of Santander Chile, I have taken part in various meetings with executives of the Asset Management area both of the offeror and of Santander Chile itself. These meetings resulted in further inquiries, observations and clarifications that were studied and resulted in a second document complementing the initial offering.

It is important to bear in mind the context in which this offer has been made to Santander Chile. For some time now, Santander Spain has been developing a project that basically entails the creation of a firm specializing in the Asset Management business, to acquire ownership of Grupo Santander’s various units engaged in this financial business in various countries. This global unit will have the capacity to manage higher-quality funds due to its specialization and international presence, while the banks of Grupo Santander can maintain their relationship with the clients in each country through a fund distribution agreement.

Santander Spain has created a holding corporation (SAM Investment Holdings Limited) that will acquire the units in Germany, Argentina, Brazil, Chile, Spain, Luxembourg, Mexico, Poland, Portugal, Puerto Rico, and the United Kingdom, in order to manage the business in a powerful, global manner. It has also publicly announced that it has signed an agreement with two renowned investment funds—Warburg Pincus and General Atlantic—to own 50% of that holding company. In my opinion, this project is attractive to Santander Chile, because it will enable it to continue with its fund distribution activities and maintain its relationship with clients, which are its primary strengths, leading the production of funds in the hands of an internationally experienced, specialized firm, which should result in an offering of quality products and thus benefit its clients.

The offer is to purchase 100% of the shares for a value of CLP 130 billion, based on the company’s equity as of February 28, 2013; and to enter into a fund share distribution agreement for a long term (20 years). In return for its distribution of funds as placement agent, Santander Chile will receive rebates for a base percentage of 75% of commissions, and must meet a business plan that is demanding but which, according to Santander Chile Management, is attainable. The other business conditions are defined in the offer, its complement, and the Term Sheet.

The Independent Evaluators commissioned by the Board and the Directors’ Committee of Santander Chile to provide an opinion on the proposal have reviewed all the documents that establish the basis for the business, and have concluded that the offer price is a fair and reasonable value, and can therefore be considered consistent with market values. They have also sustained that the business must be considered as an indivisible whole including both the purchase price for the shares and the benefit that Santander Chile may obtain from its role as fund placement agent. I have no further observations or corrections to the reports and conclusions both of the evaluators and the Committee.

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The report by Management also states its approval of the transaction. The report of the Directors’ Committee concludes that, in the opinion of all of its members, the transaction is in the interests of Banco Santander Chile. This report is at the disposal of shareholders and I will therefore not offer any further analysis of its bases or its conclusions.

In my opinion, the proposed transaction is in the interests of the corporation, taking into account the following central aspects:

-	The price the Bank will receive for the shares of its affiliate, together with the distribution agreement that will be signed in parallel, result in a fair value consistent with market prices, as indicated by two distinct and prestigious independent evaluators.

-	This has been ratified by a similar opinion contained in the report of the Directors’ Committee and in the report that Management made to the Board of Directors of Santander Chile.

-	The transaction will produce and interesting profit for Santander Chile.

-	We can assume that the offering of funds for distribution to clients in the future will be of high quality, given the specialization and international experience of the firms that have been created to produce and manage them.

-	The Bank will focus on the distribution of funds rather than their production, which is a positive factor given that its primary strength lies in its commercial network.

For all the above reasons, I express my favorable opinion on accepting the offer made to us by Santander Spain, and believe the transaction meets the condition of being in the interests of this corporation. However, I consider it necessary for the contractual document that will be signed later to appropriately reflect the aspects the Bank has raised during the analysis of the business, which were basically accepted and incorporated into the complementary offer communicated on July 24 of this year.

Finally, I would also like to make note that the Superintendency of Banks and Financial Institutions must consent to the sale of the shares of SAM Chile in accordance to its own regulatory framework, since this is a banking affiliate that will cease to exist in that capacity.

Santiago de Chile, September 25, 2013

/s/ Juan Pedro Santa María P.

Juan Pedro Santa María P.

Director

Banco Santander Chile

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Santiago de Chile, September 25, 2013

Shareholders of

Banco Santander-Chile

Hand delivered

In Re.: Statement regarding related party transaction and reports of the independent evaluators.

To the Shareholders:

In reference to the offer received by Banco Santander Chile (Santander Chile) on May 17 complemented by the letter dated July 24 of this year, involving two inseparable elements—first, the sale of the affiliate Santander Asset Management S.A. Administradora General de Fondos (“SAM Chile”) to a company of Banco Santander, S.A. of Spain (“Grupo Santander”); and second the signing of a fund distribution agreement between Santander-Chile and SAM-Chile (hereinafter, the “Transaction”) for a fixed term of 10 years that is renewable for another 10 years. As was indicated at the time, the proposed purchaser is today wholly owned by Grupo Santander, but a 50% ownership stake is expected to be transferred to the specialized investment funds Warburg Pincus and General Atlantic as part of a global transaction involving the previous absorption of all the fund management operations of Grupo Santander in the world, to this firm.

The Transaction was analyzed in the Board of Directors’ meeting this past January, and by Bank management and then by the Directors’ and Audit Committee. During this period, the initial proposal has been adjusted and improved, until arriving at the revised Transaction proposed during yesterday’s Board meeting on Tuesday, September 24.

In my capacity as alternate director of Santander-Chile, and pursuant to Article 147 of the Law on Limited-Liability Corporations, I hereby issue the following statement regarding the Transaction and the respective reports issued by Ernest & Young (“E&Y”) and Claro y Asociados (“Claro”), acting as independent evaluators (hereinafter, the “Reports”).

I.	Relation to the counterparty to or interests in the transaction.

I was elected alternate director of Santander-Chile at the proposal of the Santander Chile Holding S.A., controlling shareholder of Santander-Chile, a company of which I am general manager, and which is in turn controlled by Grupo Santander. I am a minority shareholder of Grupo Santander Chile, and apart from the foregoing, I have no other relationship to the counterparties or personal direct interest in the transaction.

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II.	Suitability of the transaction for the corporation’s interests.

In my opinion, the Transaction is in the interests of Santander Chile. I have reached this conclusion on the basis of a variety of background information, including the favorable presentation on this matter by the Bank’s Administration to the Board of Directors yesterday, the report of the Directors’ and Audit Committee presented in the same Board meeting, the reports of the independent evaluators, the presentation by Grupo Santander when the global transaction was announced in May of this year, and the background on the structure, current evolution and future prospects of the mutual fund market in this country.

Specifically, I consider the Transaction to be in the interests of Santander Chile and its clients for at least the following reasons:

1.	The transaction will enable Santander Chile to focus on what I consider to be one of its main competitive advantages, which is its capacity for the distribution and sale of financial products. Because of the growing complexity and dynamics of the mutual fund market, the design and production of investment alternatives requires increasingly specific know-how and abilities, so I believe the mutual funds may be better originated by specialized firms that possess these particular skills. Santander Chile already operates under this premise in the sale of insurance, and the results so far have been encouraging. Santander Chile will maintain a commercial relationship with its clients, and will receive a compensation for this activity, through the fund distribution agreement it will sign with SAM Chile.

2.	The Transaction is also in the interests of our clients, because it will enable us to offer them a wider and more diverse range of high-quality products. SAM Chile will become part of a new company that will be owned in equal parts by Grupo Santander and the two above-mentioned American investment firms, which will give it a scale under which it can concentrate talent, a global view of the business, and the benefits of the competencies developed by these three partners. Although funds can be acquired anywhere in the world, it is always best to do so with a partner with which we have established a lasting strategic alliance and whose form of operation and business culture are familiar to us. The Transaction assumes that Santander Chile will have exclusive rights to distribute the funds offered by SAM Chile, but adds that if the manager is not able to supply the products required by Santander Chile, they may be supplied by other firms, which will probably, over time, make our offering of funds the most complete in the market.

3.	The price offered and the value of the distribution contract, analyzed both in conjunction and separately, are at market value and therefore at a reasonable and fair value, according to the conclusions provided in the Reports. In reaching this conclusion, the independent evaluators used various valuation methods. Although the sale of SAM Chile represents a non-material amount of assets or results of Santander Chile, the offer price, which is CLP 130 billion, after capital deductions and dividend payments primarily, would generate a profit of around CLP 77 billion, which may be invested in areas of greater potential and where the Bank has competitive advantages. The Transaction would enable us to realize this gain, which could diminish in the future given the growing presence of specialized participants that have absorbed some of the market share of bank fund managers, among them SAM Chile, in terms of revenues in the mutual funds industry. The business may also be affected by future industry regulations (industry risk) as pointed out in the report from Claro.

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III.	Corrections or objections by the Directors’ Committee.

The Transaction was reviewed by the Directors’ Committee and approved by a unanimous vote of its members, because they concluded that the transaction is in the best interests of the corporation. With due regard to the foregoing, the Committee pointed out the importance of ensuring that the agreements that are signed to formalize this Transaction incorporate the various aspects negotiated by Management in order to appropriately protect the Bank’s interests, an observation with which I concur fully.

IV.	Conclusions of the independent evaluators.

With regard to the reports, based on the background information E&Y and Claro examined, the assumptions used, and the methodology applied, I have no further observations on their conclusions.

Sincerely,

/s/ Raimundo Monge Zegers

Raimundo Monge Zegers
Alternate Director
Banco Santander-Chile

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Santiago, September 27, 2013

Shareholders of

Banco Santander-Chile

Hand delivered

In Re.:   Statement regarding related party transaction and reports of the independent evaluators.

To the Shareholders:

In reference to the transaction involving (a) (i) the sale of Santander Asset Management S.A. Administradora General de Fondos (“SAM Chile”), currently an affiliate of Banco Santander-Chile (“Santander-Chile”) to a company owned by Grupo Santander (currently fully owned, with plans to transfer a 50% stake to the investment funds Warburg Pincus and General Atlantic); and (ii) the signing of a fund distribution/share placement agreement between Santander-Chile and SAM-Chile (together the “Transaction”); and (b) the respective reports issued by Ernest & Young (“E&Y”) and Claro y Asociados (“Claro”), acting as independent evaluators pursuant to Article 147 no. 5 of the Law on Limited-Liability Corporations (hereinafter, the “Reports”).

In my capacity as director of Santander-Chile, and in accordance with Article 147, Nos. 5 and 6 of the Law on Limited-Liability Corporations, I am making the following statement regarding the Transaction and the Reports.

I.	Relation to the counterparty to or interests in the transaction.

I was elected director at the proposal of the controlling shareholder of Santander-Chile. I am not a shareholder of Santander Chile, or of its parent company, and apart from the foregoing, I have no other relationship to the counterparties or interests in the transaction.

II.	Suitability of the transaction for the corporation’s interests.

In my opinion, the transaction is in the interests of the corporation.

Based on the reports of the evaluators Ernst & Young Claro y Asociados, as well as on the information provided by different instances of Banco Santander-Chile’s Management and of the Directors’ and Audit Committee, I believe that, if carried out, this transaction, consisting inextricably of parts ai) and aii) mentioned in the first paragraph, will be beneficial or, at worst indifferent, to the bank's shareholders.

This is because, first, the price of the transaction, considering the multiplier on book value as profit, seems reasonable and in line with the market. Second, the transaction will permit Banco Santander-Chile to concentrate in areas in which it has more advantages: distribution channels and knowledge of potential clients for the funds.

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Third, Banco Santander-Chile, as a distributor, could benefit from a wide and varied range of global products, with solid foundations of analysis and studies, supported by institutions specialized in the “production” of such funds, which have extensive experience and international prestige. Finally, SAM-Chile has not been able to establish itself as a major player in the market and has lost market share recently, so the time to carry out an operation such as this seems to be particularly suitable.

III.	Corrections or objections by the Directors’ Committee.

The Transaction was reviewed by the Directors’ Committee, which unanimously voted its approval.

The report presented to the Board is very well informed and clearly states, at the end, that care should be taken to ensure that in the agreements executed, the terms set forth and negotiated by Management with the proponent are duly considered in such a way as to ensure adequate protection of the interests of the Bank. I fully concur with this consideration and consider it essential to ensure compliance with this condition.

IV.	Conclusions of the independent evaluators.

Finally, with regard to the reports, based on the background information E&Y and Claro examined, the assumptions used, and the methodology applied, I have no further observations on their conclusions.

Both reports applied methodologies commonly used to evaluate this type of transactions in the financial market, and the assumptions seem reasonable.

Very sincerely yours,

/s/ Roberto Zahler
Roberto Zahler
Director
Banco Santander-Chile

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